5500 E. Yale Avenue, Suite 302 • Denver, CO 80222 USA

Office: 303.476.6455 • Fax: 303.476.6456 • www.geovic.net • TSX:GMC • OTCBB: GVCM

January 31, 2014

United States Securities and Exchange Commission

100 F Street, North East

Washington, D.C. 20549

Attention: Steve Lo, Staff Accountant

Re Geovic Mining Corp.

Form 8-K, filed January 24, 2014

File No. 000-52646

Ladies and Gentlemen:

This letter is submitted in connection in response to the Staff's Comment Letter dated January 29, 2014 on the above-referenced Form 8-K. As requested in the Comment Letter, we offer the following information concerning the numbered comments.

1. Comment 1

•	We have revised Paragraph 2 of Form 8-K as suggested in the Comment Letter to closely meet the requirements of Item 304(A)(1)(ii) of Regulation S-K, and included explanatory information about the nature of the qualification of the Auditor’s report.

•	We revised the third paragraph in Item 4.01 (a)(i) to add the last sentence which confirms that there were no reportable evens as described in Item 304 (a)(1)(v) of Regulation S-K during the periods

2. Comment 2

An updated letter from the former accountants is included with Form 8-K/A.

As requested in the comment letter, Geovic Mining Corp. confirms and acknowledges as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Form 8-K which is the subject of the Comment Letter;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Sincerely,

GEOVIC MINING CORP.

By: /s/ Michael T. Mason
Name: Michael T. Mason
Title: Chairman of the Board and
Chief Executive Officer